UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2024

☐Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PART I — REGISTRANT INFORMATION

GHST World Inc.

Full Name of Registrant

Not Applicable.

Former Name if Applicable

3001 PGA Boulevard, Suite 305

Address of Principal Executive Office (Street and Number)

Palm Beach Gardens, FL 33410

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The registrant is unable to file its quarterly report on Form 10-Q for the fiscal quarter ended December 31, 2024, within the prescribed time period without unreasonable effort or expense due to the registrant’s limited personnel and resources and the review and preparation of certain disclosure relating to its recent undertaking to pursue a new business plan in the clean energy sector.

Part IV - Other Information

1.	Name and telephone number of person to contact in regard to this notification

Constantine Christakis	(561)	302-6158
(Name)	(Area Code)	(Telephone Number)

2.	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes	X	No

3.	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	X	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant expects to report $4,872 in revenue in the three months ended December 31, 2024 compared to $15,854 for the three months ended December 31, 2023, and net losses of $45,714 in the 2024 period compared to $380,704 in the 2023 period. The lower losses resulted from decreased operating expenses in the 2024 period, as more particularly described in the paragraph that follows.

The registrant expects to report operating expenses of $50,586 for the three months ended December 31, 2024, compared to $397,319 for the three months ended December 31, 2023. The operating expenses in the 2024 period were primarily general and administrative expenses, while operating expenses in the 2023 period also included $324,523 of product development costs. There were also an estimated $48,305 in general and administrative expenses in the 2024 period compared to $72,796 of in general and administrative expenses in the 2023 period.

GHST World, Inc.

(Name of Registrant as Specified in Charter)

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 14, 2025	By:	/s/ Edoardo Riboli
Edoardo Riboli
	Title:	Chief Executive Officer